Exhibit No. 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Navistar International Corporation

We consent to the use of our report dated December 21, 2009, with respect to the consolidated balance sheets of Navistar International Corporation and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended October 31, 2009 and the effectiveness of internal control over financial reporting as of October 31, 2009, incorporated herein by reference.

Our report refers to the adoption of accounting standards on accounting for uncertainty in income taxes as of November 1, 2007.

/s/ KPMG LLP

Chicago, Illinois

April 22, 2010